UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): for the first fiscal quarter of 2020

UC Asset LP

(Exact name of issuer as specified in its charter)

Delaware	30-0912782
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

2299 Perimeter Park Drive, Suite 120, Atlanta, GA 30341

(Full mailing address of principal executive offices)

470-475-1035

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Units

INFORMATION TO BE INCLUDED IN THE REPORT

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make statements in this Form 1-U that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Form 1-U or in the information incorporated by reference into this Form 1-U.

The forward-looking statements included in this Form 1-U are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Actual results and performance could differ materially from those set forth in the forward-looking statements. You are cautioned not to place undue reliance on any forward-looking statements included in this Form 1-U. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Form 1-U, whether as a result of new information, future events, changed circumstances or any other reason. The inclusion of such forward-looking statements in this Form 1-U should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Form 1-U will be achieved.

Item 9.	Other Events

On June 02, 2020, UC Asset released its unaudited financial statement for the 1st fiscal quarter of the year 2020. Here are the report and our management discussion on the report.

Overview

We are a limited partnership engaged in the redevelopment and development of real estate properties in metropolitan Atlanta and Dallas. Our general partner is UCF Asset LLC.

Since its incorporation, the Company has grown its net equity from $2.25 million as of the date of March 01, 2016, to $8.1 million (unaudited) as of March 31, 2020.

Net equity per common unit has grown from $1.156/per unit as of March 01, 2016, to $1.377/per unit as of March 31, 2020, after a $0.050 dividend distribution in the year of 2018. It may rise up to $1.429 after fully diluted/anti-diluted. The following table shows the change of net equity per share during this period:

Period end	Net Equity per Unit pre-dilution	After Potential Dilution/Anti-dilution	Dividend Distributed per Unit
Inception, March 1, 2016 - unaudited	$1.156	N/A
December 31, 2016	$1.332	N/A
December 31, 2017	$1.560	N/A
December 31, 2018	$1.482	N/A	$0.050
December 31, 2019	$1.557	N/A
March 31, 2020 - Unaudited	$1.377	$1.429

Table I: Net equity per common unit of UC Asset LP, between March 01, 2016 to March 31, 2020.

After factoring in the distribution of $.0.050/unit, our net equity per unit has grown 39% from our inception to December 31, 2019, which equals to 8.58% year over year compound growth.

At March 31, 2020, our unaudited net decrease in net assets was ($0.177) per common unit. If our Preferred Series A units had converted to 187,500 common units at the beginning of the period, then our unaudited net decrease in net assets per common unit would have been ($0.172). Our net assets per common unit increased $0.052 as a result of our financing activities.

On January 02, 2020, our shares (common units) started to trade on OTCQX, the Best Market of OTC markets. Unlike most other real estate investment firms on public markets, which are overwhelmingly organized as real estate investment trusts (REITs), our business is structured as a publicly traded limited partnership (Master Limited Partnership or MLP) rather than a REIT in order to appeal to investors looking for long-term growth. We are among the very few number of real estate MLPs on any US public markets, and are the only one on OTCQX.

Operating Results

During the first quarter ended March 31, 2020, we have recorded a net loss of $0.18 per share, in terms of net equity of the Company. Our performance was mostly the result of the deep impact of COVID-19 pandemic.

COVID-19 pandemic has had huge impact on real estate market. In the two metropolitan areas we conducted our business, the City of Atlanta had been under lock-down since March 17, followed by a lockdown of the whole state of Georgia since April 01, and the State of Texas had been under lockdown since March 19. These lockdown orders had put most business on halt and would definitely hurt the economy and, eventually, the real estate market.

Under the impact of COVID-19 pandemic, the Company would choose to liquidate two properties, and reduce listing prices of more properties. Although most actions as such would be taken in April, the Company has decided, following the practices of GAAP accounting rules, to reflect the reduction of net equity in this quarterly financial reports, by adjusting down the book value of all the concerned properties accordingly. The Company also adjusted the book value of some other properties that will likely be impacted. Our net loss in the first quarter reflects these adjustments.

Below we discuss in more details the negative impact of the pandemic and our counter measures.

1.	Huge negative impact on Our Business.

Commercial properties are taking a huge dive in metro Atlanta area. According to a report released April 20 by Atlanta consulting firm Bleakly Advisory Group, the corona virus pandemic may push retail vacancy across metro Atlanta to at least 40%, creating an unprecedented challenge for mall owners and other landlords. Socially-driven businesses, such as restaurants, lounges and clubs, also have experienced a record-breaking economic loss, which in turn will hurt the landlords of commercial properties hosting those businesses.

The price of residential properties, however, had managed to hold on for now. But the number of sales has decreased to very low level. The reason, according to data of several independent sources, was that supply dropped even faster than demand. This led to a temporary balance of supply and demand. We believed that this balance is not sustainable unless buyers return soon, and prices would eventually drop and probably would not recover for a longer period.

The drop of sales had severe negative impact on our business operation. We had had two properties under contract earlier this quarter, for a total contract size of approximately $2 MM. Under normal circumstance, a buyer would very likely close the transaction on time once he/she went under contract, and it would be extremely unlikely that two buyers of two different properties would both get out of their contracts. But that was what happened to those two contracts. We did have a back-up buyer of one of the properties, and he went under contract with us after the first buyer defaulted, and then he also terminated the contract. In the end, we had three cases of buyer withdrawal in a few weeks, which would be almost impossible were not for the impact of COVID-19.

By and as of the end of first quarter, our cash reserve had dropped to an unexpected level, and the Company issued two one-month notes of a total amount of $115,000 to cover a temporary gap of cash required to maintain our operations. These two notes were both paid off before their maturity. Total amount of interests by their maturity were insignificant. However, those short-term notes would carry heavy punitive interests if we had not paid off them by their maturity.

2.	Countering the Impact of COVID-19

On April 20, 2020, we closed two transactions liquidating two properties to cash buyers, at prices substantially lower than their current book values. The Partnership made this decision based on management’s best-effort projection of real estate market in US generally and in Atlanta specifically, under the impact of the pandemic of COVID-19.

Management believes that it served the best interest of the Partnership and its shareholders to liquidate these properties now, because 1) the Partnership had entered into a drought of sales due to COVID-19 pandemic and its cash reserve had decreased to a risky level; 2) management believes that real estate market will enter into a bearish period due to COVID-19 pandemic, and the Partnership may not be able to liquidate those properties at better prices in foreseeable future; 3) the Partnership has other investments and investment opportunities that are believed to be more promising than those liquidated properties; and 4) the Partnership has formulated a business plan to capitalize opportunities in a projected bearish real estate market, and it needs cash to execute on its business plan.

As further measures to counter the impact of the pandemic, the Company put some properties for rent to general cash inflow. We had also rented out one property in the first quarter. By and as of the end of first quarter, we had three properties generating stable monthly rent incomes.

3.	Issuance of Series A Preferred Units to Raise Capital

On March 02, 2020, the Company closed a private placement, under which the company issued 166,667 shares of Series A Preferred Units to raise capital of $300,000, at a price of $1.80/unit, from a domestic investor.

The Series A Preferred Units were sold with premium, in sense that the price for the preferred shares to be converted into common units is considerably higher than the current net equity per unit of the company (In fact, our by-laws prohibit us from issuing shares at a discount of net equity per share.). The issuance of Series A Preferred Units, therefore, will likely increase the company’s net equity per unit.

The Series A Preferred Unit may be converted into common units at the holder’s option, after 12 months from the initial issuance date. The conversion price may range between $1.60 - $1.80 per unit, depending on the trading price of common shares upon the time of conversion.

A copy of the Subscription Agreement (including Certificate) of Series A Preferred Units is attached to this Form 1-U as Exhibit 4.2.

Cash Flows

The following table shows a summary of cash flows for the periods set forth below:

	Quarter Ended March 31, 2020	Quarter Ended March 31, 2019
Net cash provided by (used in) operating activities	$3,321	$(145,952)
Net cash (used in) provided by investing activities	$(375,600)	$485,000
Net cash provided by financing activities	$300,000	$16,188
Cash at beginning of period	$90,863	$135,353
Cash at end of period	$18,584	$490,589

Net Cash Used in Investing Activities

For the three months ended March 31, 2019, net cash used in investing activities was primarily the result of $0.8 million in investments in Atlanta Landsight LLC and UCF Development LLC, reduced by $1.3 million in repayments due to those portfolio properties and $0.3 invested in portfolio loans..

For the three months ended March 31, 2020, net cash used in investing activities was primarily the result of $0.02 million in investments in Atlanta Landsight LLC, and $0.4 million in new loans to unrelated third parties, reduced by $0.04 million in repayments due to those portfolio properties

Net Cash Provided by Financing Activities

For the three months ended March 31, 2019, net cash provided by financing activities was solely due to a refund of back-up withholding to the U.S. Internal Revenue Service on behalf of our limited partners.

For the three months ended March 31, 2020, net cash provided by financing activities was solely due to $0.3 million new capital raised from issuance of 166,667 shares of Series A Preferred Units.

Commitments and Contingencies

We pay quarterly management fees to our general partner, UCF Asset LLC. Management fees are calculated at 2.0% of assets under management as of the last day of our preceding fiscal year. Management fees for the periods ended December 31, 2018 and 2019 was $155,221 and $164,488, respectively. Management fees for the first quarter ended March 31, 2020 was $46,927.

In addition, we lease space from an unaffiliated third party at 2299 Perimeter Park Drive, Suite 120 in Atlanta. Rent is paid monthly at $2,096 through November 01, 2020. Pursuant to the terms of the lease, we have provided a deposit of $2,189 to the lessor.

Trend information

The following discussion covers some significant trends happened in our industry or to the macro economy, since the last fiscal year, which had impacts on our operation. It also covers known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our operation for the current fiscal year of 2020.

Impact of COVID-19 on local markets in Metro Atlanta

COVID-19 pandemic has had huge impact on real estate market. In the two metropolitan areas we conduct our business, the City of Atlanta had been under lock-down since March 17, followed by a lockdown of the whole state of Georgia since April 01, and the State of Texas had been under lockdown since March 19. These lockdown orders had put most business on halt and would definitely hurt the economy and, eventually, the real estate market.

The commercial properties got hit first. Commercial properties are taking a huge hit in metro Atlanta area. According to a report released April 20 by Atlanta consulting firm Bleakly Advisory Group, the corona virus pandemic may push retail vacancy across metro Atlanta to at least 40%, creating an unprecedented challenge for mall owners and other landlords. Socially-driven businesses, such as restaurants, lounges and clubs, also have experienced a record-breaking economic loss, which in turn will hurt the landlords of commercial properties hosting those businesses.

The price of residential properties, however, has managed to remain at the same level. But the number of sales has decreased remarkably. The reason, according to data of several independent sources, was that supply dropped even faster than demand. This led to a temporary balance of supply and demand at the same price level.

We believe that this balance is not sustainable, because economic impact of COVID-19 is not temporary and hence the buyers will not return soon. The market will adjust, and we probably will see its lowest point in the next 6 to 18 months.

Management carefully reviewed our current portfolio, and concluded that the overwhelmingly majority of our portfolio investments would not be subject to a risk of significant depreciation over the long run.

On April 30, 2020, a research report issued by Zacks Small-cap Research (https://finance.yahoo.com/news/ucasu-thinking-past-uncertainty-invest-090000970.html) praised our company, concluding that “UC Asset combines an experienced management team with an attractive investment track record, backed by a stable base of long-term investors is well positioned to both manage through the slowdown and leverage opportunities on the other side.”

Trends of “trade war” between the U.S. and China

We had reported negative impacts on our business from the “trade war” between U.S. and China, in our previous reports, including annual and semi-annual reports. There were two major impacts on us: 1) Overwhelmingly our investors were Chinese nationals or Chinese immigrants, and the tension between U.S. and China had made it harder for us to raise more capital from Chinese investors; and 2) the tariffs imposed on imports from China had increased the prices of many building materials.

On January 15, 2020, the U.S. and China reached a Phase I deal, which did not end the trade conflict, and yet stopped it from getting more intense. The deal stabilized the overall trade relations between the two economies and thereby stabilized the market of building materials.

On the other hand, the Company had started to diversify our sources of investors, in an effort to end our reliance on capitals from Chinese nationals. On March 02, 2020, the Company closed a private placement, under which the company issued 166,667 shares of Series A Preferred Units to raise capital of $300,000, at a price of $1.80/unit, from an undisclosed domestic source. This was a big step because this Series A investor was a U.S. investor with no known material connection to China. Management is confident that we will be able to raise more capital from sources other than Chinese nationals.

In consideration of the above developments, we believe that the trade conflicts between U.S. and China will no longer be a significant factor to our business operation, and we will stop including it as “trend information” into our reports following this one.

UC ASSET, LP

Condensed Balance Sheets

	March 31, 2020	December 31, 2019
	(unaudited)
ASSETS
Portfolio investments (Note 3)	$8,147,546	$8,667,749
Property and equipment and other assets, net	47,948	51,422
Cash and cash equivalents	18,584	90,863

Total Assets	$8,214,078	$8,810,034

LIABILITIES AND PARTNER’S CAPITAL
Accrued and other liabilities	$156,439	$52,507
Partner’s capital:
Series A preferred units, 166,667 and 0 issued and outstanding at March 31, 2020 and December 31, 2019, respectively	300,000	-
Common units, 5,635,306 units issued and outstanding at March 31, 2020 and December 31, 2019	7,757,639	8,757,527

Total Liabilities and Partner’s Capital	$8,214,078	$8,810,034

The accompanying notes are an integral part of the condensed financial statements

UC ASSET, LP

Condensed Statements of Changes in Net Assets

Three months ended March 31,

(unaudited)

	2020	2019

INCOME
Interest income	$8,700	$-

Total income	8,700	-

OPERATING EXPENSES
Management fees	46,927	41,758
Professional fees and other expenses	65,601	76,219
Depreciation	257	556

Total operating expenses	112,785	118,533

Net investment loss before unrealized gains (losses)	(104,085)	(118,533)

GAINS /(LOSSES) FROM INVESTMENTS
Net realized and unrealized gains (losses) from investments:
Net unrealized gains (losses) on portfolio investments	(895,803)	(277,044)

Net realized and unrealized gains (losses)	(895,803)	(277,044)

Net investment loss	$(999,888)	$(395,577)

Net decrease in net assets from operations	$(999,888)	$(395,577)

Net decrease in net assets per common unit	$(0.18)	$(0.07)
Weighted average common units outstanding	5,635,306	5,635,306

The accompanying notes are an integral part of the condensed financial statements

UC ASSET, LP

Condensed Statement of Partner’s Capital

For the three months ended March 31, 2020

(unaudited)

	Limited Partners Common Units	Limited Partners Preferred A Units	Limited Partners Common Units Amount	Limited Partners Preferred A Units Amount	General Partner	Total Partner’s Capital

BALANCE, December 31, 2019	5,635,306	-	$8,757,527	$-	$-	$8,757,527

Issuance of Preferred Series A units		166,667	-	300,000		300,000
Net change in net assets from operations	-	-	(999,888)	-	-	(999,888)

BALANCE, March 31, 2020	5,635,306	166,667	$7,757,639	$300,000	$-	$8,057,639

UC ASSET, LP

Condensed Statement of Partner’s Capital

For the three months ended March 31, 2019

(unaudited)

	Limited Partners Common Units	Limited Partners Preferred A Units	Limited Partners Common Units Amount	Limited Partners Preferred A Units Amount	General Partner	Total Partner’s Capital

BALANCE, December 31, 2018	5,635,306	-	$8,352,040	$-	$-	$8,352,040

Return of limited partner tax distributions	-	-	30,960	-	-	30,960
Net change in net assets from operations	-	-	(395,577)	-	-	(395,577)

BALANCE, March 31, 2019	5,635,306	-	$7,987,423	$-	$-	$7,987,423

The accompanying notes are an integral part of the condensed financial statements

UC ASSET, LP

Condensed Statements of Cash Flows

Three months ended March 31,

(unaudited)

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net decrease in net assets from operations	$(999,888)	$(395,577)
Adjustments to reconcile net decrease in net assets from operations to net cash provided by (used in) operating activities:
Net unrealized losses on portfolio investments	895,803	277,044
Amortization of prepaid expense	11,917	6,500
Depreciation and amortization	257	556
Changes in working capital items
Accrued interest receivable	(8,333)	-
Deposits and other assets	(367)	(3,832)
Accrued and other liabilities	103,932	(30,643)

Net cash provided by (used in) operating activities	3,321	(145,952)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investments in portfolio partnerships	(16,152)	(500,000)
Investments in portfolio loans	(400,000)	(300,000)
Repayment of investments in portfolio partnerships	40,552	1,285,000

Net cash (used in) provided by investing activities	(375,600)	485,000

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash received for preferred A units	300,000	-
Reimbursable partner legal costs	-	(14,772)
Refund of tax distributions to partners	-	30,960

Net cash provided by financing activities	300,000	16,188

Net increase in cash and cash equivalents	(72,279)	355,236

Cash and cash equivalents, beginning of period	90,863	135,353

Cash and cash equivalents, end of period	$18,584	$490,589

The accompanying notes are an integral part of the condensed financial statements

UC ASSET, LP

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Information as to the three months ended March 31, 2020 is unaudited)

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS

UC Asset, LP (the “Partnership”) is a Delaware Limited Partnership formed for the purpose of making capital investments in limited liability companies with a focus on growth-equity investments and real estate. The Partnership was formed on February 1, 2016.

The Partnership is managed by its General Partner, UCF Asset, LLC.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of accounting

The Partnership prepares its financial statements on the accrual basis in accordance with accounting principles generally accepted in the United States. Purchases and sales of investments are recorded upon the closing of the transaction. Investments are recorded at fair value with unrealized gains and losses reflected in the statement of changes in net assets.

The accompanying unaudited condensed interim financial statements have been prepared in accordance with Generally Accepted Accounting Principles ("GAAP") in the United States of America ("U.S.") as promulgated by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") and with the rules and regulations of the U.S. Securities and Exchange Commission ("SEC"). In our opinion, the accompanying unaudited interim financial statements contain all adjustments (which are of a normal recurring nature) necessary for a fair presentation. Operating results for the three months ended March 31, 2020 are not necessarily indicative of the results that may be expected for the year ending December 31, 2020.

(b) Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclose contingent assets and liabilities at the date of the financial statements and report amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Fair value measurements

The Partnership records and carries its investments at fair value, defined as the price the Partnership would receive to sell the asset in an orderly transaction with a market participant at the balance sheet date. In the absence of active markets for the identical assets, such measurements involve the development of assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the balance sheet date.

UC ASSET, LP

NOTES TO CONDENSED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

(c) Fair value measurements, continued

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect managements market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model derived valuations whose inputs are observable or whose significant value drivers are observable

Level 3: Significant inputs to the valuation model are unobservable

The General Partner maintains policies and procedures to value instruments using the best and most relevant data available. In addition, The General partner reviews valuations, including independent price validation for certain instruments. Further, in other instances, independent pricing vendors are obtained to assist in valuing certain instruments.

(d) Cash and equivalents

The Partnership considers all highly liquid debt instruments with original maturities of three (3) months or less to be cash equivalents.

(e) Investments

The Partnership’s core activity is to make investments in real estate limited liability companies. Excess funds are held in financial institutions.

Investments in short term loans are recorded at fair value, which are their stated amount due to their short-term maturity and modest interest rates. Portfolio investments are recorded at their estimated fair value, as determined in good faith by the General Partner of the Partnership. Unrealized gains and losses are recognized in earnings.

The estimated fair value of investments in limited liability companies as determined by the General Partner, (“GP”), was $7,347,546 and $8,267,749 representing 95.67% and 94.41% of partner’s capital at March 31, 2020 and December 31, 2019, respectively, whose values have been estimated by the General Partner in the absence of readily ascertainable market values. Due to the inherent uncertainty of valuation, the General Partners determination of values may differ significantly from values that would have been realized had a ready market for the investments existed, and the differences could be material. See Note 3.

UC ASSET, LP

NOTES TO CONDENSED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f) Federal Income taxes

As a limited partnership, the Partnership is not a taxpaying entity for federal or state income tax purposes; accordingly, a provision for income taxes has not been recorded in the accompanying financial statements. Partnership income or losses are reflected in the partners= individual or corporate tax returns in accordance with their ownership percentages.

As defined by Financial Accounting Standards Board Accounting Standards Codification (“ASC”) Topic 740, Income Taxes, no provision or liability for materially uncertain tax positions was deemed necessary by management. Therefore, no provision or liability for uncertain tax positions has been included in these financial statements. Generally, the Partnerships tax returns remain open for three years for federal income tax examination.

(g) Income

Interest income from portfolio investments is recorded as interest is accrued.

(h) Recent Accounting Pronouncements

Partnership management does not believe that any recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS

(a) Cash and Cash Equivalents

The fair value of financial instruments that are short-term and that have little or no risk are considered to have a fair value equal to book value.

(b) Unsecured Loan Investments

The fair value of short-term unsecured loans are considered to have a fair value equal to book value due to the short-term nature and market rate of interest commensurate with the level of credit risk.

(c) Portfolio Investments

The portfolio investments consist of member equity interests which are not publicly traded. The GP uses the investee entity=s real estate valuation reports as a basis for valuation when there is limited, or no, relevant market activity for a specific instrument or for other instruments that share similar characteristics. Portfolio investments priced by reference to valuation reports are included in Level 3. The GP conducts internal reviews of pricing to ensure reasonableness of valuations used. Based on the information available, management believes that the fair values provided are representative of prices that would be received to sell the individual assets at the measurement date (exit prices).

UC ASSET, LP

NOTES TO CONDENSED FINANCIAL STATEMENTS

NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS, continued

(c) Portfolio Investments, continued

The fair values of the investee entity assets are determined in part by placing reliance on third-party valuations of the properties and/or third party approved internally prepared analyses of recent offers or prices on comparable properties in the proximate vicinity. The third-party valuations and internally developed analyses are significantly impacted by the local market economy, market supply and demand, competitive conditions and prices on comparable properties, adjusted for anticipated date of sale, location, property size, and other factors.

Each property is unique and is analyzed in the context of the particular market where the property is located. In order to establish the significant assumptions for a particular property, the GP analyzes historical trends, including trends achieved by the GP's operations, if applicable, and current trends in the market and economy impacting the property. These methods use unobservable inputs to develop fair value for the GP=s properties. Due to the volume and variance of unobservable inputs, resulting from the uniqueness of each of the GP's properties, the GP does not use a standard range of unobservable inputs with respect to its evaluation of properties.

Changes in economic factors, consumer demand and market conditions, among other things, could materially impact estimates used in the third-party valuations and/or internally prepared analyses of recent offers or prices on comparable properties. Thus, estimates can differ significantly from the amounts ultimately realized by the investee segment from disposition of these assets.

The following tables present the fair values of assets and liabilities measured on a recurring basis:

At March 31, 2020		Fair Value Measurement at Reporting Date Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Atlanta Landsight, LLC	$6,212,477	$-	$-	$6,212,477
UCF Development, LLC	1,135,069	-	-	1,135,069
Short term loans	800,000	-	-	800,000

Total Assets	$8,147,546	$-	$-	$8,147,546

UC ASSET, LP

NOTES TO CONDENSED FINANCIAL STATEMENTS

NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS, continued

(c) Portfolio Investments, continued

At December 31, 2019		Fair Value Measurement at Reporting Date Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Atlanta Landsight, LLC	$7,120,630	$-	$-	$7,120,630
UCF Development, LLC	1,142,118	-	-	1,142,118
Short term loans	405,001	-	-	405,001

Total Assets	$8,667,749	$-	$-	$8,667,749

The fair value measurements are subjective in nature, involve uncertainties and matters of significant judgment; therefore, the results cannot be determined with precision, substantiated by comparison to independent markets and may not be realized in an actual sale or immediate settlement of the instruments.

There may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results. For all of these reasons, the aggregation of the fair value calculations presented herein do not represent, and should not be construed to represent, the underlying value of the Partnership.

Generally, the fair value of the Atlanta investee properties is not sensitive to changes in unobservable inputs since generally the properties are held for less than six months. Generally, such changes in unobservable inputs take longer than six months to have an appreciable effect of more than 1% to 2% on these properties fair value. The Dallas investee property is more sensitive to changes in unobservable inputs because this property was acquired with a longer time horizon due to the nature of its size and undeveloped status. However, the Dallas investee is very cognizant of changes in the unobservable inputs that affect the fair value of this property and intends to consider any and all such changes as it develops it plan for the development of this property.

UC ASSET, LP

NOTES TO CONDENSED FINANCIAL STATEMENTS

NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS, continued

(c) Portfolio Investments, continued

The following table presents the changes in Level 3 instruments measured on a recurring basis:

Three Months Ended March 31, 2020	Portfolio Investments
January 1, 2020	$8,667,749
Total gains or losses (realized/unrealized):
Included in earnings	(895,803)
Included in other comprehensive income	-
Purchases, issuance and settlements	375,600
Transfers in/out of Level 3	-

March 31, 2020	$8,147,546

Year Ended December 31, 2019	Portfolio Investments
January 1, 2019	$8,227,738
Total gains or losses (realized/unrealized):
Included in earnings	752,492
Included in other comprehensive income	-
Purchases, issuance and settlements	(312,481)
Transfers in/out of Level 3	-

December 31, 2019	$8,667,749

NOTE 4 - CONCENTRATIONS OF CREDIT RISK

a) Cash

Funds held by the Partnership are guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. The Partnership’s cash balance (inclusive of restricted cash) was not in excess of FDIC insured limits at March 31, 2020 and December 31, 2019, respectively.

UC ASSET, LP

NOTES TO CONDENSED FINANCIAL STATEMENTS

NOTE 5 B CAPITAL

The Partnership’s capital structure consists of one General Partner and 81 limited partners. The Partnership’s total contributed capital was $8,077,540 and $7,777,540 at March 31, 2020 and December 31, 2019, respectively. The limited partner common units are 5,635,306 at March 31, 2020 and December 31, 2019. The limited partner preferred Series A units are 166,667 and 0 at March 31, 2020 and December 31, 2019, respectively.

The Preferred Units carry the following rights and privileges:

- annual dividend of $0.09 per unit, not to exceed the audited annual net increase to net assets from operations

- carry no voting rights

- preference for dividends and in liquidation

- 12 months post issuance, redeemable at $0.50 per unit, if the market price of the common units falls below $0.50 per unit for 20 consecutive trading days

- 12 months post issuance, convertible into common units on a variable conversion ratio 1.0:1.0 (if the lowest closing price of the common units is $1.80 or more for the 5 trading days prior to conversion), up to 1.125:1.0 (if the lowest closing price of the common units is $1.60 or less for the 5 trading days prior to conversion)

- conversion and redemption price shall not be lower than the book value per common unit based on the last audited book value per unit

In the first quarter 2020 the partnership issued 166,667 Series A preferred units in exchange for $300,000 in cash.

a) Distributions

Distributions from the Partnership are made to partners in accordance with the Partnerships limited partnership agreement.

During 2019, the partnership was refunded $48,271 of the previously distributed backup withholding from the U.S. Internal Revenue Service.

b) Allocations of Profits and Losses

The net profit of the Partnership is allocated to the Limited Partners in proportion to each partner=s respective capital contribution on all liquidated portfolio investments made by the Partnership. Losses are allocated to all partners in proportion to each partner=s respective capital contribution, provided that, to the extent profits had been previously allocated in a manner other than in proportion to capital contributions, losses are allocated in the reverse order as such profits were previously allocated.

The GP participates in the profits of the Partnership at a rate of 20% above a 10% annualized return to the Limited Partners; increasing to 40% of the profits above an 18% annualized return to the Limited Partners.

UC ASSET, LP

NOTES TO CONDENSED FINANCIAL STATEMENTS

NOTE 6 - RELATED PARTIES

a) Management Fees

The Partnership pays annual management fees to UCF Asset LLC. Management fees are calculated at 2.0% of assets under management on the first day of the fiscal year, payable quarterly. Management fees were $46,927 and $41,758 for the three months ended March 31, 2020 and 2019, respectively.

NOTE 7 - SUMMARIZED FINANCIAL INFORMATION OF UNCONSOLIDATED PORTFOLIO INVESTMENTS

March 31, 2020	Atlanta Landsight, LLC	UCF Development, LLC

Current assets	$4,549,251	$-
Noncurrent assets	$1,314,930	$816,482
Current liabilities	$5,753,005	$800
Noncurrent liabilities	$-	$-
Gross revenues	$21,947	$-
Gross profit	$21,947	$-
Income (loss) from continuing operations	$6,667	$(802)
Net income (loss)	$6,667	$(802)

December 31, 2019	Atlanta Landsight, LLC	UCF Development, LLC

Current assets	$5,117,858	$12,051
Noncurrent assets	$633,663	$816,482
Current liabilities	$5,652,155	$-
Noncurrent liabilities	$-	$-
Gross revenues	$2,928,062	$-
Gross profit	$43,512	$-
Loss from continuing operations	$(42,941)	$(47,068)
Net loss	$(42,941)	$(47,068)

UC ASSET, LP

SUPPLEMENTAL INFORMATION

Summary of Investments

March 31, 2020

Company Name		Industry	Cumulative Investment	Exchanges (1)	Cumulative Amount Realized (2)	Cumulative Amount Unrealized (3)	Carrying Value (4)
A	Atlanta Landsight, LLC	Real Estate Re-development	$13,111,001	$(7,670,597)	$-	$772,073	$	,212,477
B	UCF Development, LLC	Real Estate Development	954,908	(57,052)	-	237,213		1,135,069
C	Short-term loans with accrued interest	Various	1,050,000	(250,000)	-	-		800,000

	Balance at March 31, 2020		$15,115,909	$(7,977,649)	$-	$1,009,286		$8,147,546

A - Comprised of a 100% membership interest. The carrying amount is based on the general partner=s estimate.

B - Comprised of a 100% membership interest. The carrying amount is based on the general partner=s estimate.

C - Comprised of three unsecured loans, $100,000 due June 10, 2021; $300,000 due March 31, 2022; $400,000 due March 4, 2023.

(1)	Reflects return of capital.
(2)	Reflects actual gain or loss from the sale, exchange or disposition of securities.
(3)	Estimated unrealized gain (loss).
(4)	Estimated fair value.

UC ASSET, LP

SUPPLEMENTAL INFORMATION

Summary of Investments

December 31, 2019

Company Name		Industry	Cumulative Investment	Exchanges (1)	Cumulative Amount Realized (2)	Cumulative Amount Unrealized (3)	Carrying Value (4)
A	Atlanta Landsight, LLC	Real Estate Re-development	$13,094,851	$(7,642,097)	$-	$1,667,876	$7,120,630
B	UCF Development, LLC	Real Estate Development	949,905	(45,000)	-	237,213	1,142,118
C	Short-term loans with accrued interest	Various	600,000	(214,137)	19,138	-	405,001

	Balance at December 31, 2019		$14,644,756	$(7,901,234)	$19,138	$1,905,089	$8,667,749

A - Comprised of a 100% membership interest. The carrying amount is based on the general partner=s estimate.

B - Comprised of a 75% membership interest and a loan of approximately $35,600. The carrying amount is based on the general partner=s estimate.

C - Comprised of two short-term unsecured loans, with monthly interest at 1.4%, which have been repaid except for $100,000 due June 10, 2021; $300,000 due March 31, 2022.

(1)	Reflects return of capital.
(2)	Reflects actual gain or loss from the sale, exchange or disposition of securities.
(3)	Estimated unrealized gain (loss).
(4)	Estimated fair value.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UC Asset LP
(Exact name of issuer as specified in its charter)

By:	/s/ Greg Bankston
Name:	Greg Bankston,
Title:	Managing Member of General Partner

Date 06/09/2020

EXHIBITS

Exhibit No.	Description
4.2	Subscription Agreement for Series A Preferred Units
4.2a	Certificate of Designation of Series A Preferred Units